Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On April 1, 2009, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE VOLUME TOTALS 108.9 MILLION CONTRACTS IN MARCH:

Marks Best March Ever for CBOE

ADV Up 6% from Year Ago and 17% from February 2009

CHICAGO, April 1, 2009 – The Chicago Board Options Exchange (CBOE) today announced that trading volume of 108.9 million contracts marked the Exchange’s best March ever, up 17 percent over March 2008 volume of 93.0 million contracts and 35 percent over February 2009 volume of 80.7 million contracts. An average of nearly five million contracts per day was traded during the month, six percent greater than the 4.6-million-contract average daily volume (ADV) in March 2008 and a 17-percent increase over February 2009 ADV of 4.2 million contracts.

CBOE equity options volume during March totaled 58.1 million contracts; average daily volume of 2.6 million contracts reflected a 14-percent increase over the same period a year ago and a 15-percent increase over February 2009. CBOE cash-settled index options volume at 21.3 million contracts in March averaged 968,634 contracts per day, up one percent from March 2008 and 17 percent from February 2009 ADV. During the month, ETF options monthly volume totaled 29.4 million contracts; average daily volume was 1.3 million contracts, a two-percent decrease from March 2008 and a 20-percent increase over February. Expanded information on March volume for index options and ETF options is available at http://www.cboe.com/data/monthlyvolume.aspx.

	March 2009 Volume (22 days)	% Change vs March 2008 (20 days)	% Change vs February 2009 (19 days)	YTD Volume (61 days)	% Change vs 2008 (61 days)
Industry Total	346,037,577	23%	35%	860,315,433	-3%
CBOE Total	108,888,759	17%	35%	273,103,378	-3%
CBOE Total ADV	4,949,489	6%	17%	4,477,105	-3%
Equity	58,137,944	25%	33%	148,665,177	5%
Equity ADV	2,642,634	14%	15%	2,437,134	5%
Cash-Settled Index	21,309,953	11%	35%	53,689,854	-10%
Cash-Settled Index ADV	968,634	1%	17%	880,162	-10%
ETF Options	29,439,637	8%	39%	70,744,815	-13%
ETF Options ADV	1,338,165	-2%	20%	1,159,751	-13%
Exchange Open Interest	214,588,518	-10%	8%	—	—

-more-

CBOE March Market Share

In March, CBOE’s market share of total options industry volume was 31.5 percent, unchanged from February and down 1.5 percentage points from March 2008 market share. The Exchange’s index options market share of 90.7 percent rose 2.3 percentage points against March 2008 and 0.4 of a percentage point over February 2009. In equity options, CBOE’s March market share was 28.5 percent, an increase of 1.8 percentage points compared to March a year ago and 0.7 of a percentage point against February 2009. CBOE’s ETF options market share of 24.8 percent during the month dropped 6.7 percentage points from March 2008 and 1.2 percentage points from February 2009.

CBOE Market Share	March 2009 Market Share	% Pt. Change vs Mar 2008	% Pt. Change vs Feb 2009	YTD Market Share	% Pt. Change vs YTD 2008
Exchange	31.5%	-1.5%	0.0%	31.7%	-0.2%
Equity	28.5%	1.8%	0.7%	28.4%	3.0%
Index	90.7%	2.3%	0.4%	91.0%	3.4%
ETF	24.8%	-6.7%	-1.2%	25.4%	-6.1%

•                  The top five most actively traded equity options during March were General Electric (GE), Citigroup (C), Bank of America (BAC), JPMorgan Chase (JPM), and Wells Fargo (WFC).

•                  The top five most-actively traded index and ETF options at CBOE during March were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), iShares Russell 2000 Index Fund (IWM), and the Financial Select SPDRs (XLF).

•                  On March 24, CBOE implemented a rule change that allows FLexible EXchange® (FLEX) options to expire on any day of the month. This eliminates long-standing blackout dates for FLEX options on expiration Friday and the two business days both before and after. By removing the blackout periods associated with key expiration periods, customers who trade over-the-counter equity and index contracts may now trade exchange-traded contracts with similar characteristics and no expiration restrictions.

•                  During March, one CBOE membership changed hands at $1.2 million. A total of eight CBOE seats have been traded in 2009.

•                  CBOE Futures Exchange, LLC (CFE) trading volume during March totaled 50,271 contracts, an increase of 22 percent from 41,051 contracts traded during February 2009.  Average daily volume during the month of March 2009 was 2,285 contracts, six percent above the previous month when 2,160 contracts per day changed hands.   When compared to one year ago, March 2009 total volume was down 54 percent from 108,812 contracts traded in March 2008, the busiest March is CFE’s six-year history. Average daily volume during the month was off 58 percent versus 5,441 contracts per day during March 2008.

•      On March 2, CFE launched trading in CBOE mini-VIX futures (VM), a contract one-tenth the size of CFE’s standard CBOE VIX futures contract. The new cash-settled contract features a $100 multiplier versus $1,000 for the larger VIX futures contract. The minimum price movement (tick) is $5 per contract. In its first month of trading, a total 2,165 of CBOE mini-VIX contracts were traded. Additional information on mini-VIX futures can be found at: http://cfe.cboe.com/Products/Products_VM.aspx.

•                  On March 5, the CBOE Stock Exchange (CBSX) celebrated its second anniversary.  During March 2009, CBSX trading volume totaled 381.4 million shares (more than 430,000 trades), up 54 percent from March 2008 when 247.4 million shares changed hands.  Daily volume at CBSX in March averaged 17.3 million shares, up 40 percent over the year-ago average daily volume of 12.4 million shares.

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method. CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility Index®, and VIX® are registered trademarks, and CBOE Futures ExchangeSM and SPXSM are servicemarks of Chicago Board Options Exchange, Incorporated. Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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